SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 10, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

10 June 2005

Provalis plc

Trading Update

Provalis plc (LSE: PRO; NASDAQ: PVLS), the international medical diagnostics and pharmaceuticals group, is today providing a year-end trading review and an update on the roll out of its new in2it(™) diagnostics product.

Diagnostics

The supply of analysers and commissioning of automated cartridge manufacturing for the Group's flagship product, in2it(™), has gone well. However, as is common with new product development in such complex technologies, the Group has encountered several "teething problems" with both the analyser and the A1c test cartridge. These have necessitated a number of enhancements to improve significantly the performance and robustness of the product which will also enhance its competitive position.

The Board decided to implement and validate all of the enhancements before larger quantities of the cartridges are shipped to the US. Production of the upgraded analyser has now resumed and the improved cartridge will follow shortly, targeting a full US roll-out of in2it during the early Summer. The interest in the product and demand for the A1c cartridge remain strong.

Pharmaceuticals

The impact on Diclomax(®) sales from generic competition and turbulence in the COX II / non-steroidal anti-inflammatory market, which the Group highlighted at the Interim Results on 1 March 2005, has been somewhat worse than originally anticipated. However, the situation for the last two months has stabilised with more predictable prescribing and ordering patterns emerging.

Erdotin(®), a muco-modulatory drug used to treat respiratory disease, is advancing through the regulatory process, with approval now expected in late 2005. Respiratory diseases cost the NHS more than any other disease area and Erdotin(®) has generated great interest with respiratory physicians.

Discussions continue in relation to two other extremely promising pharmaceutical products. If these discussions are successfully concluded, the first of the products could be launched before the end of this calendar year.

Year end review

As a result of the issues raised above, the Board now expects Group sales for the financial year to 30 June 2005 to be circa GBP10.3m.

The Board has already taken action to address the resultant reduction in profitability, in particular by reducing expenditure and actively managing the cost base. The Group is likely to report an operating loss slightly increased compared to that previously forecast but will start the new financial year with a reduced cost base.

The Board expects the Group to have borrowings of some GBP1m at the end of the financial year; it has a banking facility of up to GBP5m.

Outlook

With in2it(™) already launched in the US market, the Board believes that the Group has the platform for significant growth in 2006 and thereafter for the following reasons:

  The already large market for diabetic diagnostics continues to grow with 17 million Americans diagnosed with the disease; the demand for a cost-effective and easy-to-use glycated haemoglobin testing product for disease management in this market is very apparent;

  Market demand for in2it(™) from the US remains strong;

  Recent evaluation of in2it(™) by distributors and key customers has gone well, reinforcing the order base for the product;

  The introduction of the UK based automated cartridge manufacturing facility for in2it(™) test cartridges, delivering a several fold increase in capacity, remains on track for completion during the Summer;

  The development of the high sensitivity CRP test, the second for the in2it(™) platform, is accelerating;

  Positive discussions continue with a number of potential in2it(™) distributors for Europe and Japan; and

  The pharmaceuticals business will be extended by one or more significant portfolio additions in 2006.

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For further information:-

Provalis plc
Dr Phil Gould, Chief Executive Officer,                                                                                      01244 833463
Mr Peter Bream, Finance Director,                                                                                            01244 833552

College Hill
Adrian Duffield/Corinna Dorward,                                                                                   020 7457 2815/2803

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it(™) A1c and Glycosal(®), both diabetes diagnostic tests.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax(®), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

Visit Provalis' Revised Website at http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.br>

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   June 10, 2005